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                                  UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)*

                                     IMAGING3, INC.
                                   (Name of Issuer)

                        COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                            (Title of Class of Securities)

                                    45248 F 10 3
                                   (CUSIP Number)

                              Paul Michael Vuksich, Esq.
                             582 Market Street, Suite 2001
                            San Francisco, California 94104
                                   (415) 788-7045
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                  August 8, 2012
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  45248 F 10 3

  1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons entities only)

            Vuksich, John M.

  2. Check the Appropriate Box if a Member of a Group
(a)  [ ]
(b)  [ ]

  3. SEC Use Only


  4. Source of Funds

            N/A

  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [ ]

  6. Citizenship or Place of Organization

            U.S.

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

  7.    Sole Voting Power

                -0-


  8.    Shared Voting Power

                30,005,229


  9.    Sole Dispositive Power

                -0-


10.    Shared Dispositive Power

                -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

            30,005,229


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]


13. Percent of Class Represented by Amount of Row (11)

            6.00%

14. Type of Reporting Person

            IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of Imaging3, Inc., a California corporation (Company. The address of the principal executive office of the Company is 3200 West Valhalla Drive, Burbank, California 91505.

Item 2. Identity and Background.

John M. Vuksich a shareholder of the Company. His address is c/o
Paul Michael Vuksich, 582 Market Street, Suite 2001, San Francisco,
CA 94104.

During the last five years, Mr. Vuksich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

During the last five years, Mr. Vuksich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Mr. Vuksich is a citizen of the United States of America.

Item 3.Source and Amount of Funds or Other Consideration.

	None

Item 4. Purpose of Transaction.

Vuksich v. Imaging3, Inc., Dean Janes et al.

A shareholder derivative action titled Vuksich v. Imaging3, Inc. and Dean Janes et al. was filed in the Superior Court of California, County of Los Angeles Glendale Branch) as case number EC058516 on May 16, 2012. Among other things,the suit seeks rulings that the authorized shares of the Company remain at 500 million, that the Cranshire and Gemini warrants were not duly authorized by the board and are void and that CEO Dean Janes be removed from the board for cause.
Mr. Vuksich is seeking to obtain the support of 10% of the outstanding shares of the company via proxies to move forward in court to have CEO Dean Janes removed from the board for cause.

The Complaint and other current files concerning the lawsuit and subsequent updates may be viewed at:

http://groups.yahoo.com/group/imaging3

Item 5. Interest in Securities of Imaging3, Inc.

     (a) Mr. Vuksich holds proxies for 30,005,229 common shares, representing 6.00% of the class. Mr. Vuksich contends in his lawsuit that the increase in authorized shares of the Company from 500 million to 750 million was not duly authorized. The aforementioned percentage is therefore based on 500 million shares authorized.

     (b) Mr. Vuksich proxies are specific to the issue of the removal of CEO Dean Janes from the board for cause pursuant to his lawsuit.

     (c) Please see Items 3 and 4 above.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Imaging3, Inc.

     See Item 5 (a) and (b) above.

Item 7. 	Exhibits

EX-99 Proxy to Remove CEO Dean Janes from Company Board

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2012

By: /s/ John M. Vuksich
        John M. Vuksich